February 21, 2018

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Gabor, Division of Corporation Finance
Erin Jaskot, Division of Corporation Finance

RE:	1347 Property Insurance Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-222470)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 20, 2018, in which we, as representative of the underwriters of the Company’s proposed public offering of preferred stock, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for February 22, 2018, at 10:00 A.M., Eastern Time, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

BOENNING & SCATTERGOOD, INC.

By:
Name:	Charles K. Hull
Title:	Managing Director, Head of Investment Banking

Telephone: 610-832-5310
E-mail: chull@boenninginc.com

4 Tower Bridge ● 200 Barr Harbor Drive ● Suite 300 ● West Conshohocken ● PA 19428-2979

Phone (610) 832-1212 ● Toll Free (800) 883-1212 ● Fax (610) 832-5301

www.boenninginc.com ● Member FINRA/ SIPC